CRUCELL  ANNOUNCES  PER.C6[R]  LICENSING  AGREEMENT  WITH  VAXIN FOR  ADENOVIRAL
VACCINES

LEIDEN, THE NETHERLANDS, SEPTEMBER 13, 2004 - DUTCH BIOTECHNOLOGY COMPANY CRUCELL N.V. (EURONEXT, NASDAQ: CRXL) ANNOUNCED TODAY THAT IT HAS SIGNED A NON-EXCLUSIVE PER.C6[R] TECHNOLOGY LICENSE AGREEMENT WITH VAXIN, INC. OF BIRMINGHAM, ALABAMA. THIS LICENSE AGREEMENT ALLOWS VAXIN TO USE PER.C6[R] TECHNOLOGY FOR RESEARCH, DEVELOPMENT AND COMMERCIALIZATION OF RECOMBINANT ADENOVIRAL VACCINES AGAINST CERTAIN RESPIRATORY VIRUSES.

UNDER THE TERMS OF THE AGREEMENT, CRUCELL WILL RECEIVE AN UPFRONT PAYMENT, MILESTONE PAYMENTS, ANNUAL MAINTENANCE FEES, AND ROYALTIES ON SALES OF VACCINES. FURTHER FINANCIAL DETAILS WERE NOT DISCLOSED.


ABOUT CRUCELL

Crucell N.V. is a biotechnology company focused on developing vaccines and antibodies that prevent and treat infectious diseases, including Ebola, influenza, malaria and West Nile virus. The company's development programs include collaborations with Aventis Pasteur for influenza vaccines, the U.S. National Institutes of Health for Ebola and malaria vaccines, and GlaxoSmithKline (GSK), Walter Reed Army Institute of Research and New York University for a malaria vaccine. Crucell's products are based on its innovative PER.C6[R] technology, which offers a safer, more efficient way to produce biopharmaceuticals. The company licenses its PER.C6[R] technology to the biopharmaceutical industry on a mostly non-exclusive basis. Licensees and CMO partners include DSM Biologics, GSK, Centocor/J&J and Merck & Co., Inc. Crucell is headquartered in Leiden, The Netherlands, and is listed on the Euronext and NASDAQ stock exchanges (ticker symbol CRXL). For more information, please visit www.crucell.com.

This press release contains forward-looking statements that involve inherent risks and uncertainties. We have identified certain important factors that may cause actual results to differ materially from those contained in such forward-looking statements. For information relating to these factors please refer to our Form 20-F, as filed with the U.S. Securities and Exchange Commission on February 27, 2004, and the section entitled "Risk Factors". The company prepares its financial statements under generally accepted accounting principles in the United States (US GAAP).


For further information please contact:

Crucell N.V.
Elizabeth Goodwin
Director Investor Relations and Corporate Communications
Tel. +31 (0)71 524 8718
e.goodwin@crucell.com

Redington, Inc.
Thomas Redington
Tel. +1 212-926-1733
tredington@redingtoninc.com